EXHIBIT 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2022

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	September 30, 2022	December 31, 2021*
Assets
Cash and cash equivalents		133,140	19,292
Trade and other receivables		1,138,125	1,056,023
Inventoried supplies		23,520	24,402
Current taxes recoverable		260	6,080
Prepaid expenses		55,369	54,518
Assets held for sale		21,940	1,943
Current assets		1,372,354	1,162,258

Property and equipment	8	2,067,248	2,455,141
Right-of-use assets	9	355,447	398,533
Intangible assets	10	1,568,673	1,792,921
Other assets	11	112,917	45,115
Deferred tax assets		24,083	29,695
Non-current assets		4,128,368	4,721,405
Total assets		5,500,722	5,883,663

Liabilities
Trade and other payables		794,566	861,908
Current taxes payable		54,477	16,552
Provisions	15	50,939	39,012
Other financial liabilities		37,935	10,566
Long-term debt	12	35,234	363,586
Lease liabilities	13	108,336	115,344
Current liabilities		1,081,487	1,406,968

Long-term debt	12	1,274,582	1,244,508
Lease liabilities	13	277,243	313,862
Employee benefits	14	83,027	68,037
Provisions	15	133,515	108,145
Other financial liabilities		949	8,033
Deferred tax liabilities		322,222	423,755
Non-current liabilities		2,091,538	2,166,340
Total liabilities		3,173,025	3,573,308

Equity
Share capital	16	1,091,315	1,133,181
Contributed surplus	16, 18	38,346	39,150
Accumulated other comprehensive income		(254,944)	(144,665)
Retained earnings		1,452,980	1,282,689
Equity attributable to owners of the Company		2,327,697	2,310,355

Contingencies, letters of credit and other commitments	23

Total liabilities and equity		5,500,722	5,883,663

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

The notes on pages 7 to 29 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2022	Sept. 30, 2021*	Sept. 30, 2022	Sept. 30, 2021*

Revenue		1,857,271	1,870,258	5,740,569	4,580,362
Fuel surcharge		384,690	223,742	1,115,228	499,153
Total revenue		2,241,961	2,094,000	6,855,797	5,079,515

Materials and services expenses	19	1,158,503	1,078,232	3,558,035	2,706,677
Personnel expenses	20	604,679	618,036	1,848,284	1,375,462
Other operating expenses		140,278	109,988	383,305	257,961
Depreciation of property and equipment	8	61,226	62,288	192,051	159,713
Depreciation of right-of-use assets	9	31,305	30,640	94,126	81,592
Amortization of intangible assets	10	14,026	13,561	42,417	41,590
Gain on sale of business	6	(75,722)	-	(75,722)	-
Bargain purchase gain	5	-	-	-	(283,593)
Gain on sale of rolling stock and equipment		(9,713)	(8,128)	(53,883)	(17,511)
Gain on derecognition of right-of-use assets		-	(565)	(12)	(1,087)
Loss (gain) on sale of land and buildings		-	7	(43)	10
Gain on sale of assets held for sale		(1,063)	(1,644)	(61,939)	(5,555)
Loss on disposal of intangible assets		-	1	-	6
Total operating expenses		1,923,519	1,902,416	5,926,619	4,315,265

Operating income		318,442	191,584	929,178	764,250

Finance (income) costs
Finance income	21	(592)	(31)	(675)	(2,615)
Finance costs	21	22,300	20,561	64,109	54,192
Net finance costs		21,708	20,530	63,434	51,577

Income before income tax		296,734	171,054	865,744	712,673
Income tax expense	22	51,544	39,440	196,006	102,407

Net income for the period attributable to owners of the Company		245,190	131,614	669,738	610,266

Earnings per share attributable to owners of the Company
Basic earnings per share	17	2.78	1.42	7.42	6.55
Diluted earnings per share	17	2.72	1.38	7.27	6.40

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

The notes on pages 7 to 29 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021*	Sept. 30, 2022	Sept. 30, 2021*

Net income for the period attributable to
owners of the Company	245,190	131,614	669,738	610,266

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(15,990)	3,564	(15,683)	14,300
Net investment hedge, net of tax	(72,040)	(23,993)	(92,206)	(17,078)
Employee benefits, net of tax	292	-	292	-
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	6,810	7,526	(2,235)	7,526
Other comprehensive income for the period, net of tax	(80,928)	(12,903)	(109,832)	4,748

Total comprehensive income for the period
attributable to owners of the Company	164,262	118,711	559,906	615,014

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

The notes on pages 7 to 29 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED September 30, 2022 AND 2021- (UNAUDITED)

(In thousands of U.S. dollars)					Accumulated	Accumulated
				Accumulated	foreign	unrealized		Total
				unrealized	currency	gain (loss)		equity
				loss on	translation	on invest-		attributable
				employee	differences	ments in	Retained	to owners
		Share	Contributed	benefit	& net invest-	equity	earnings	of the
	Note	capital	surplus	plans	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2021		1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income for the period		-	-	-	-	-	669,738	669,738
Other comprehensive income (loss) for the period, net of tax		-	-	292	(107,889)	(2,235)	-	(109,832)
Realized (loss) gain on equity securities		-	-	-	-	(447)	447	-
Total comprehensive income (loss) for the period		-	-	292	(107,889)	(2,682)	670,185	559,906

Share-based payment transactions, net of tax	18	-	11,116	-	-	-	-	11,116
Stock options exercised, net of tax	16, 18	15,559	(4,565)	-	-	-	-	10,994
Dividends to owners of the Company	16	-	-	-	-	-	(72,327)	(72,327)
Repurchase of own shares	16	(59,209)	-	-	-	-	(425,277)	(484,486)
Net settlement of restricted share units, net of tax	16, 18	1,784	(7,355)	-	-	-	(2,290)	(7,861)
Total transactions with owners, recorded directly in equity		(41,866)	(804)	-	-	-	(499,894)	(542,564)

Balance as at September 30, 2022		1,091,315	38,346	-	(264,815)	9,871	1,452,980	2,327,697

Balance as at December 31, 2020		1,120,049	19,783	(379)	(154,344)	-	803,503	1,788,612

Net income for the period*		-	-	-	-	-	610,266	610,266
Other comprehensive income (loss) for the period, net of tax		-	-	-	(2,778)	7,526	-	4,748
Total comprehensive income (loss) for the period		-	-	-	(2,778)	7,526	610,266	615,014

Share-based payment transactions	18	-	8,056	-	-	-	-	8,056
Stock options exercised	16, 18	20,981	(2,957)	-	-	-	-	18,024
Dividends to owners of the Company	16	-	-	-	-	-	(64,239)	(64,239)
Repurchase of own shares	16	(12,628)	-	-	-	-	(78,662)	(91,290)
Net settlement of restricted share units	16, 18	44	(39)	-	-	-	(61)	(56)
Total transactions with owners, recorded directly in equity		8,397	5,060	-	-	-	(142,962)	(129,505)

Balance as at September 30, 2021*		1,128,446	24,843	(379)	(157,122)	7,526	1,270,807	2,274,121

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)) and change in accounting policy (see note 4).

The notes on pages 7 to 29 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2022	Sept. 30, 2021*	Sept. 30, 2022	Sept. 30, 2021*

Cash flows from operating activities
Net income for the period		245,190	131,614	669,738	610,266
Adjustments for:
Depreciation of property and equipment	8	61,226	62,288	192,051	159,713
Depreciation of right-of-use assets	9	31,305	30,640	94,126	81,592
Amortization of intangible assets	10	14,026	13,561	42,417	41,590
Share-based payment transactions	18	3,747	2,737	11,433	8,056
Net finance costs	21	21,708	20,530	63,434	51,577
Income tax expense	22	51,544	39,440	196,006	102,407
Gain on sale of business	6	(75,722)	-	(75,722)	-
Bargain purchase gain		-	-	-	(283,593)
Gain on sale of property and equipment		(9,713)	(8,121)	(53,926)	(17,501)
Gain on derecognition of right-of-use assets		-	(565)	(12)	(1,087)
Gain on sale of assets held for sale		(1,063)	(1,644)	(61,939)	(5,555)
Loss on disposal of intangible assets		-	1	-	6
Employee benefits		2,665	(11,148)	17,027	6,519
Provisions net of payments		19,561	8,602	36,970	20,365
Net change in non-cash operating working capital	7	47,362	(8,219)	(175,944)	75,634
Interest paid		(19,029)	(19,530)	(59,034)	(48,008)
Income tax paid		(55,026)	(49,018)	(173,328)	(136,963)
Net cash from operating activities		337,781	211,168	723,297	665,018

Cash flows used in investing activities
Purchases of property and equipment	8	(74,160)	(68,822)	(239,108)	(167,078)
Proceeds from sale of property and equipment		23,150	23,726	111,136	70,334
Proceeds from sale of assets held for sale		5,366	2,665	97,294	9,366
Purchases of intangible assets	10	(1,511)	(1,872)	(4,248)	(4,444)
Proceeds from sale of intangible assets		-	-	250	-
Proceeds from sale of business, net of cash	6	548,300	-	548,300	-
Business combinations, net of cash acquired	5	(78,809)	(23,360)	(135,074)	(911,803)
Purchases of investments		(7,707)	(35,686)	(80,551)	(35,686)
Proceeds from sale of investments		-	-	4,490	-
Others		176	(63)	783	3,596
Net cash from (used in) investing activities		414,805	(103,412)	303,272	(1,035,715)

Cash flows (used in) from financing activities
Decrease (increase) in bank indebtedness		8,774	3,406	8,428	(7,663)
Proceeds from long-term debt	12	9,230	141,534	323,415	650,056
Repayment of long-term debt	12	(11,160)	(11,524)	(360,115)	(33,039)
Net (increase) decrease in revolving facilities	12	(387,227)	(231,306)	(236,502)	47,852
Repayment of lease liabilities	13	(31,187)	(31,798)	(92,412)	(83,301)
Decrease (increase) in other financial liabilities		509	240	(172)	(5,754)
Dividends paid		(24,425)	(21,260)	(73,575)	(63,980)
Repurchase of own shares	16	(198,760)	(8,179)	(484,486)	(91,290)
Proceeds from exercise of stock options	16	4,351	2,633	10,994	18,024
Net settlement of restricted share units		(4,491)	(46)	(8,296)	(56)
Net cash (used in) from financing activities		(634,386)	(156,300)	(912,721)	430,849

Net change in cash and cash equivalents		118,200	(48,544)	113,848	60,152
Cash and cash equivalents, beginning of period		14,940	112,993	19,292	4,297
Cash and cash equivalents, end of period		133,140	64,449	133,140	64,449

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

The notes on pages 7 to 29 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2022 and 2021 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 27, 2022.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2021 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2021 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022 and have been applied in preparing these condensed consolidated interim financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The 2020 amendments are subject to future developments. Certain application issues resulting from the 2020 amendments have been raised with the IFRS Interpretations Committee, which referred them to the IASB. In November 2021, the IASB published the exposure draft Non-current Liabilities with Covenants (proposed amendments to IAS 1). The exposure draft aims to improve the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with conditions, in addition to addressing concerns about the classification of such a liability as current or non-current. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The adoption of the amendments is not expected to have a material impact.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019. The extent of the impact of adoption of the amendments has not yet been determined.

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (b):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)Prior to August 31, 2022, the Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

On August 31,2022, the Group sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the U.S. Conventional Truckload operating segment. Subsequent to the sale, the remaining business operations in the Group’s U.S. Conventional Truckload operating segment were transferred to the Specialized Truckload operating segment. Because the transfer was amongst operating segments in the same reportable segment and the aggregation criteria continued to be met, there was no impact on the reportable segment results.

(b)Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Freight, the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2022
Revenue	120,236	817,198	510,185	424,075	-	(14,423)	1,857,271
Fuel surcharge	38,927	204,165	125,185	20,332	-	(3,919)	384,690
Total revenue	159,163	1,021,363	635,370	444,407	-	(18,342)	2,241,961
Operating income	33,858	100,513	96,628	28,992	58,451	-	318,442
Selected items:
Depreciation and
amortization	6,530	37,908	52,313	9,646	160	-	106,557
Gain on sale of
assets held for sale	-	1,062	1	-	-	-	1,063
Gain on sale of business	-	-	-	-	75,722	-	75,722
Intangible assets	176,634	166,578	754,248	470,990	223	-	1,568,673
Total assets	351,188	2,303,716	1,828,983	756,149	260,686	-	5,500,722
Total liabilities	98,698	859,267	398,710	239,813	1,576,659	(122)	3,173,025
Additions to property
and equipment	2,181	25,353	46,481	61	90	-	74,166

Three months ended September 30, 2021*
Revenue	133,315	860,838	488,617	408,071	-	(20,583)	1,870,258
Fuel surcharge	19,967	128,457	67,556	10,709	-	(2,947)	223,742
Total revenue	153,282	989,295	556,173	418,780	-	(23,530)	2,094,000
Operating income (loss)	23,861	95,918	55,753	33,299	(17,247)	-	191,584
Selected items:
Depreciation and
amortization	6,487	36,693	53,825	8,992	492	-	106,489
Loss on sale of land
and buildings	-	(7)	-	-	-	-	(7)
Loss on sale of
assets held for sale	-	1,629	15	-	-	-	1,644
Intangible assets	193,715	190,827	925,100	458,931	110	-	1,768,683
Total assets	372,853	2,320,586	2,210,237	725,867	142,544	-	5,772,087
Total liabilities	99,252	891,677	512,380	214,778	1,780,014	(134)	3,497,967
Additions to property
and equipment	6,704	5,219	56,765	98	36	-	68,822

* Recasted for:

- Adjustments to provisional amounts of UPS Freight prior year business combination (see note 5d))

- Change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). Implementation costs on cloud computing arrangements, previously capitalized, are expensed as incurred. The result was a decrease in intangible assets of $2.1 million, a decrease in deferred tax liabilities of $0.5 million, and a decrease in retained earnings of $1.6 million reflected in the closing balances of December 31, 2019.

- Changes in presentation for consistency with the current year presentation: “inter-segment revenue and fuel surcharge” presented separately in previous periods is now presented within “revenue” and “fuel surcharge”.

│10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Nine months ended September 30, 2022
Revenue	369,898	2,522,773	1,582,980	1,313,154	-	(48,236)	5,740,569
Fuel surcharge	108,565	596,677	365,274	56,055	-	(11,343)	1,115,228
Total revenue	478,463	3,119,450	1,948,254	1,369,209	-	(59,579)	6,855,797
Operating income	96,743	382,567	295,026	106,242	48,600	-	929,178
Selected items:
Depreciation and
amortization	20,160	114,586	164,306	28,975	567	-	328,594
(Gain) loss on sale of
land and buildings	-	(1)	44	-	-	-	43
Gain on sale of
assets held for sale	-	55,702	6,237	-	-	-	61,939
Gain on sale of business	-	-	-	-	75,722	-	75,722
Intangible assets	176,634	166,578	754,248	470,990	223	-	1,568,673
Total assets	351,188	2,303,717	1,828,982	756,149	260,686	-	5,500,722
Total liabilities	98,698	859,268	398,709	239,813	1,576,659	(122)	3,173,025
Additions to property
and equipment	8,534	94,275	134,584	703	136	-	238,232

Nine months ended September 30, 2021*
Revenue	410,073	1,617,729	1,394,725	1,193,365	-	(35,530)	4,580,362
Fuel surcharge	54,008	238,115	184,018	27,621	-	(4,609)	499,153
Total revenue	464,081	1,855,844	1,578,743	1,220,986	-	(40,139)	5,079,515
Operating income (loss)	71,727	469,349	168,386	109,925	(55,137)	-	764,250
Selected items:
Depreciation and
amortization	19,621	78,321	154,862	28,615	1,476	-	282,895
Loss on sale of land
and buildings	-	(10)	-	-	-	-	(10)
Gain on sale of
assets held for sale	-	1,635	3,920	-	-	-	5,555
Bargain purchase gain	-	271,593	-	12,000	-	-	283,593
Intangible assets	193,715	190,827	925,100	458,931	110	-	1,768,683
Total assets	372,853	2,320,586	2,210,237	725,867	142,544	-	5,772,087
Total liabilities	99,252	891,677	512,380	214,778	1,780,014	(134)	3,497,967
Additions to property
and equipment	10,710	12,721	140,551	455	141	-	164,578

* Recasted for:

- Adjustments to provisional amounts of UPS Freight prior year business combination (see note 5d))

- Change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). Implementation costs on cloud computing arrangements, previously capitalized, are expensed as incurred. The result was a decrease in intangible assets of $2.1 million, a decrease in deferred tax liabilities of $0.5 million, and a decrease in retained earnings of $1.6 million reflected in the closing balances of December 31, 2019.

- Changes in presentation for consistency with the current year presentation: “inter-segment revenue and fuel surcharge” presented separately in previous periods is now presented within “revenue” and “fuel surcharge”.

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended September 30, 2022
Canada	159,163	166,939	303,167	59,255	(7,975)	680,549
United States	-	854,424	332,203	379,646	(10,367)	1,555,906
Mexico	-	-	-	5,506	-	5,506
Total	159,163	1,021,363	635,370	444,407	(18,342)	2,241,961

Three months ended September 30, 2021
Canada	153,282	140,368	224,699	62,285	(8,010)	572,624
United States	-	848,927	331,474	349,933	(15,520)	1,514,814
Mexico	-	-	-	6,562	-	6,562
Total	153,282	989,295	556,173	418,780	(23,530)	2,094,000

Nine months ended September 30, 2022
Canada	478,463	514,323	889,298	193,601	(25,802)	2,049,883
United States	-	2,605,127	1,058,956	1,155,041	(33,777)	4,785,347
Mexico	-	-	-	20,567	-	20,567
Total	478,463	3,119,450	1,948,254	1,369,209	(59,579)	6,855,797

Nine months ended September 30, 2021
Canada	464,081	424,619	657,963	195,518	(20,225)	1,721,956
United States	-	1,431,225	920,780	1,005,150	(19,914)	3,337,241
Mexico	-	-	-	20,318	-	20,318
Total	464,081	1,855,844	1,578,743	1,220,986	(40,139)	5,079,515

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30, 2022	December 31, 2021*
Property and equipment, right-of-use assets and intangible assets
Canada	1,760,397	1,933,050
United States	2,230,971	2,698,630
Mexico	-	14,915
	3,991,368	4,646,595

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired eight businesses during 2022, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

Had the Group acquired these non-material businesses on January 1, 2022, as per management’s best estimates, the revenue and net income for these entities would have been $118.4 million and $11.9 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2022 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate.

During the nine months ended September 30, 2022, these non-material businesses contributed revenue and net income of $49.5 million and $2.0 million, respectively, since the acquisition.

During the nine months ended September 30, 2022, transaction costs of $0.1 million (2021 – $8.7 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

As of the reporting date, the Group had not yet completed the purchase price allocation over the identifiable net assets and goodwill of 2022 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained. As the Group obtains more information, the allocation will be completed.

The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	September 30, 2022*
Cash and cash equivalents		1,542
Trade and other receivables		28,333
Inventoried supplies and prepaid expenses		1,950
Property and equipment	8	57,372
Right-of-use assets	9	20,450
Intangible assets	10	46,224
Other assets		409
Trade and other payables		(5,921)
Income tax payable		(1,707)
Provisions		(280)
Lease liabilities	13	(20,450)
Deferred tax liabilities		(12,736)
Total identifiable net assets		115,186
Total consideration transferred		157,616
Goodwill	10	42,430
Cash		136,616
Contingent consideration		21,000
Total consideration transferred		157,616
* Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $28.4 million, of which $0.1 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2022, $2.8 million is deductible for tax purposes.

In line with the Group’s growth strategy, the Group acquired five businesses during the nine months ended September 30, 2021, of which UPS Freight, which was renamed TForce Freight in April 2021, was considered material. All other acquisitions were not considered to be material.

On April 30, 2021, the Group completed the acquisition of UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. The purchase price for this business acquisition totalled for $864.6 million, which was funded by a mixture of cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facility. The fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in a bargain purchase gain of $283.6 million in the Less-Than-Truckload and Logistics segments ($271.6 million and $12.0 million respectively). The bargain purchase gain resulted mainly from the measurement of the fair value related to the company’s tangible assets. During the nine months ended September 30, 2021, the business contributed revenue and net income of $1,479.9 million and $67.9 million (excluding the bargain purchase gain of $283.6 million), respectively since the acquisition.

Had the Group acquired UPS Freight on January 1, 2021, as per management’s best estimates, the revenue and net income for this entity would have been $2,583.8 million and $91.3 million (excluding the bargain purchase gain of $283.6 million), respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest and income tax expenses.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

The table below presents the purchase price allocation as at September 30, 2021:

Identifiable assets acquired and liabilities assumed		UPS Freight
		(reassessed
	Note	- see note 5d))*	Others**	Sept. 30, 2021
Cash and cash equivalents		6	2,572	2,578
Trade and other receivables		328,468	9,376	337,844
Inventoried supplies and prepaid expenses		26,643	393	27,036
Property and equipment		1,309,465	20,133	1,329,598
Right-of-use assets		100,971	5,880	106,851
Intangible assets		18,856	13,507	32,363
Other assets		8,133	-	8,133
Trade and other payables		(209,474)	(4,880)	(214,354)
Income tax payable		-	(2,002)	(2,002)
Employee benefits		(65,849)	-	(65,849)
Provisions		(74,867)	-	(74,867)
Other non-current liabilities		(56)	(6)	(62)
Long-term debt	12	-	(2,992)	(2,992)
Lease liabilities	13	(100,971)	(5,880)	(106,851)
Deferred tax liabilities		(193,125)	(6,746)	(199,871)
Total identifiable net assets		1,148,200	29,355	1,177,555
Total consideration transferred		864,607	56,987	921,594
Goodwill		-	27,632	27,632
Bargain purchase gain		(283,593)	-	(283,593)
Cash		864,607	49,774	914,381
Contingent consideration		-	7,213	7,213
Total consideration transferred		864,607	56,987	921,594
* Recasted for adjustments to provisional amounts of UPS Freight prior year's business combination (see note 5d))
** Includes non-material adjustments to prior year's acquisitions

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	Sept. 30, 2022*	Sept. 30, 2021*
Canadian Less-Than-Truckload	Less-Than-Truckload	-	(224)
Canadian Truckload	Truckload	2,117	-
U.S. Truckload	Truckload	(1,125)	-
Specialized Truckload	Truckload	18,907	27,881
Logistics	Logistics	22,531	(25)
		42,430	27,632

* Includes non-material adjustments to prior year's acquisitions.

c)	Contingent consideration

The contingent consideration relates to a non-material business acquisition and is recorded in the original purchase price allocation. This consideration is contingent on achieving specified earning levels in a future period. The maximum amount payable is $21.0 million in less than one year and is currently presented in other financial liabilities on the consolidated statements of financial position.

d)	Adjustment to the provisional amounts of prior year’s UPS Ground Freight Inc. business combination

The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of UPS Ground Freight Inc. This acquisition was accounted for under the provisions of IFRS 3.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition and adjustments are required to be retrospectively reflected from the date of acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of UPS Ground Freight Inc. in fiscal 2021 were adjusted in the quarter ended June 30, 2022 when the purchase price allocation was completed, and accordingly, the comparative information as at September 30, 2021 included in these condensed consolidated interim financial statements has been revised as detailed below. The only material adjustment to prior period financial information from the date of acquisition to date was the $90.0 million bargain purchase gain which resulted in the June 30, 2021 financial information being recasted.

	Dec. 31, 2021	Q2-2022	Final
	Provisional	Measurement	reassessed
	fair value	period adjustments	fair value
Cash and cash equivalents	6	-	6
Trade and other receivables	328,468	-	328,468
Inventoried supplies and prepaid expenses	26,643	-	26,643
Property and equipment	1,186,198	123,267	1,309,465
Right-of-use assets	100,971	-	100,971
Intangible assets	18,856	-	18,856
Other assets	860	7,273	8,133
Trade and other payables	(208,928)	(546)	(209,474)
Income tax payable	302	(302)	-
Employee benefits	(65,849)	-	(65,849)
Provisions	(50,352)	(24,515)	(74,867)
Other non-current liabilities	(56)	-	(56)
Lease liabilities	(100,971)	-	(100,971)
Deferred tax liabilities	(177,992)	(15,133)	(193,125)
Total identifiable net assets	1,058,156	90,044	1,148,200
Total consideration transferred	864,607	-	864,607
Bargain purchase gain	(193,549)	(90,044)	(283,593)
Total consideration transferred	864,607	-	864,607

e)	Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material acquisitions in fiscal 2021 have been adjusted in 2022. No material adjustments were required to the provisional fair values for these prior period’s business combinations during the nine months ended September 30, 2022 and have been included with the acquisitions of 2022.

6. Sale of business

On August 31, 2022, CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses were sold to Heartland Express for a total consideration of $555.1 million, which includes cash consideration, net working capital adjustments and is net of incremental selling costs of $4.5 million. The total consideration is subject to additional working capital closing adjustments. The businesses operated primarily in the U.S. Conventional Truckload operating segment of the Group’s Truckload reportable segment. The Group kept the Dedicated and U.S. Logistics (non-asset U.S. based logistics services provider) divisions, which continue to be reported in the Truckload reportable segment. TFI also retained pre-closing accident and workers’ compensation claims.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

The table below presents the net assets disposed as at August 31, 2022:

	Note	August 31, 2022
Cash and cash equivalents		6,788
Trade and other receivables		77,879
Inventoried supplies and prepaid expenses		7,856
Property and equipment	8	321,123
Right-of-use assets	9	3,203
Intangible assets	10	42,599
Goodwill	10	144,551
Other assets		306
Accumulated other comprehensive income - CTA		2,737
Trade and other payables		(46,776)
Income tax payable		(564)
Employee benefits		(1,302)
Provisions		(1,464)
Lease liabilities	13	(3,129)
Deferred tax liabilities		(74,441)
Total identifiable net assets		479,366
Total consideration received		555,088
Gain on sale of business		75,722

The goodwill disposed of was allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally:

Operating segment	Reportable segment	August 31, 2022
U.S. Truckload	Truckload	141,056
Logistics	Logistics	3,495
		144,551

7.	Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Trade and other receivables	29,868	(54,320)	(172,733)	(69,339)
Inventoried supplies	1,559	(1,289)	(1,176)	(2,112)
Prepaid expenses	1,374	(10,690)	(7,321)	(15,272)
Trade and other payables	14,561	58,080	5,286	162,357
	47,362	(8,219)	(175,944)	75,634

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

8.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2021**		1,233,268	1,772,463	200,765	3,206,496
Additions through business combinations*	5	1,205	53,846	2,321	57,372
Other additions		29,430	198,971	9,831	238,232
Disposals		(667)	(102,171)	(4,725)	(107,563)
Sale of business	6	(31,356)	(452,547)	(1,817)	(485,720)
Reclassification to assets held for sale		(61,637)	-	-	(61,637)
Effect of movements in exchange rates		(21,870)	(61,640)	(8,262)	(91,772)
Balance at September 30, 2022		1,148,373	1,408,922	198,113	2,755,408

Accumulated Depreciation
Balance at December 31, 2021**		72,012	577,893	101,450	751,355
Depreciation		16,376	157,718	17,957	192,051
Disposals		(122)	(46,051)	(4,180)	(50,353)
Sale of business	6	(6,837)	(157,618)	(142)	(164,597)
Reclassification to assets held for sale		(5,628)	-	-	(5,628)
Effect of movements in exchange rates		1,038	(30,734)	(4,972)	(34,668)
Balance at September 30, 2022		76,839	501,208	110,113	688,160

Net carrying amounts
At December 31, 2021**		1,161,256	1,194,570	99,315	2,455,141
At September 30, 2022		1,071,534	907,714	88,000	2,067,248

* Includes non-material adjustments to prior year's acquisitions

** Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

As at September 30, 2022, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2021 – $1.0 million).

9.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2021		510,277	233,710	3,903	747,890
Other additions		34,229	31,619	794	66,642
Additions through business combinations*	5	12,595	7,855	-	20,450
Sale of business	6	(238)	(5,780)	-	(6,018)
Derecognition**		(23,203)	(29,592)	(832)	(53,627)
Effect of movements in exchange rates		(33,613)	(12,672)	(117)	(46,402)
Balance at September 30, 2022		500,047	225,140	3,748	728,935

Depreciation
Balance at December 31, 2021		257,507	90,092	1,758	349,357
Depreciation		49,467	43,783	876	94,126
Sale of business	6	(130)	(2,685)	-	(2,815)
Derecognition**		(17,711)	(23,785)	(936)	(42,432)
Effect of movements in exchange rates		(18,606)	(6,077)	(65)	(24,748)
Balance at September 30, 2022		270,527	101,328	1,633	373,488

Net carrying amounts
At December 31, 2021		252,770	143,618	2,145	398,533
At September 30, 2022		229,520	123,812	2,115	355,447

* Includes non-material adjustments to prior year's acquisitions

** Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

10.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2021		1,572,291	588,514	88,811	17,948	31,996	2,299,560
Additions through business combinations*	5	42,430	39,216	3,747	3,306	(45)	88,654
Other additions		-	-	-	-	4,248	4,248
Disposals		-	-	(380)	-	-	(380)
Sale of business	6	(210,806)	(33,312)	(28,589)	(150)	(1,075)	(273,932)
Extinguishments		-	(61,985)	(19,058)	(836)	(290)	(82,169)
Effect of movements in exchange rates		(77,695)	(22,574)	(2,546)	(899)	(966)	(104,680)
Balance at September 30, 2022		1,326,220	509,859	41,985	19,369	33,868	1,931,301

Amortization and impairment losses
Balance at December 31, 2021		147,480	287,578	45,675	7,666	18,240	506,639
Amortization		-	33,230	3,574	2,734	2,879	42,417
Disposals		-	-	(130)	-	-	(130)
Sale of business	6	(66,255)	(16,669)	(2,996)	(26)	(836)	(86,782)
Extinguishments		-	(61,985)	(19,058)	(836)	(290)	(82,169)
Effect of movements in exchange rates		(4,093)	(10,492)	(1,543)	(484)	(735)	(17,347)
Balance at September 30, 2022		77,132	231,662	25,522	9,054	19,258	362,628

Net carrying amounts
At December 31, 2021		1,424,811	300,936	43,136	10,282	13,756	1,792,921
At September 30, 2022		1,249,088	278,197	16,463	10,315	14,610	1,568,673

* Includes non-material adjustments to prior year's acquisitions

11.	Other assets

	As at	As at
	September 30, 2022	December 31, 2021*
Security deposits	3,434	3,780
Investments in equity securities	96,360	31,391
Other	13,123	9,944
	112,917	45,115

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

Investments in equity securities include $82.7 million (December 31, 2021 – $16.4 million) of Level 1 investments and $13.7 million (December 31, 2021 - $15.0 million) of Level 3 investments. The Group elected to designate these investments as fair value through OCI.

12.	Long-term debt

	As at	As at
	September 30, 2022	December 31, 2021
Non-current liabilities
Unsecured revolving facilities	-	239,406
Unsecured debenture	144,266	157,743
Unsecured senior notes	1,075,510	778,613
Conditional sales contracts	54,806	68,746
	1,274,582	1,244,508

Current liabilities
Current portion of unsecured revolving facilities	-	324,444
Current portion of conditional sales contracts	35,234	39,142
	35,234	363,586

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Nine months ended	Nine months ended
	Note	Sept. 30, 2022	Sept. 30, 2021
Balance at beginning of period		1,608,094	872,544
Proceeds from long-term debt		323,415	650,056
Business combinations	5	-	2,992
Repayment of long-term debt		(360,115)	(33,039)
Net increase (decrease) in revolving facilities		(236,502)	47,852
Accretion of deferred financing fees		972	946
Effect of movements in exchange rates		(121,880)	(25,663)
Effect of movements in exchange rates - debt designated as net investment hedge		95,832	19,684
Balance at end of period		1,309,816	1,535,372

The Group’s revolving facilities have a total size of $911.1 million at September 30, 2022 (December 31, 2021 – $997.1 million) and an additional $182.2 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

On September 2, 2022, the Group extended its credit facility until August 16, 2026. Under the new extension, the CAD availability and USD availability remain unchanged. Effective as of September 2, 2022, the interest rate will be the sum of the adjusted term secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus an applicable margin, which can vary between 113 and 175 basis points based on certain ratios. The change in interest rate did not have a material impact on the Group’s financial statements as the Group has no interest rate swaps that hedge variable interest debt. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s syndicated revolving credit agreement as described in note 26(f) of the 2021 annual consolidated financial statements with the exception of the definition of funded debt where unrestricted cash shall be reduced from the total amount of the funded debt. Deferred financing fees of $0.8 million were recognized on the increase.

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing fixed interest rates of 3.50% and 3.80%, respectively. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The two debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2021 annual consolidated financial statements.

The proceeds raised from the two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

13.	Lease liabilities

	As at	As at
	September 30, 2022	December 31, 2021
Current portion of lease liabilities	108,336	115,344
Long-term portion of lease liabilities	277,243	313,862
	385,579	429,206

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Nine months ended	Nine months ended
	Note	Sept. 30, 2022	Sept. 30, 2021
Balance at beginning of period		429,206	355,986
Business combinations	5	20,450	106,851
Sale of business	6	(3,129)	-
Additions		66,642	58,748
Derecognition*		(11,207)	(10,307)
Repayment		(92,412)	(83,301)
Effect of movements in exchange rates		(23,971)	1,257
Balance at end of period		385,579	429,234

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $11.6 million (December 31, 2021 – $12.7 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $373.1 million (December 31, 2021 - $362.4 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
September 30, 2022
Less than 1 year	120,059
Between 1 and 5 years	238,004
More than 5 years	64,646
422,709

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

14.	Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2021 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Current service cost	31,280	26,161	93,841	43,602
Interest cost	52	520	157	867
Net periodic benefit cost	31,332	26,681	93,998	44,469

Pension contributions	25,750	37,500	77,250	37,500

15.	Provisions

	Self insurance	Other	Total
As at September 30, 2022
Current provisions	41,762	9,177	50,939
Non-current provisions	59,378	74,137	133,515
	101,140	83,314	184,454

As at December 31, 2021*
Current provisions	26,771	12,241	39,012
Non-current provisions	42,696	65,449	108,145
	69,467	77,690	147,157

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $44.8 million (December 31, 2021 - $34.6 million) and environmental remediation liabilities of $25.6 million (December 31, 2021 - $31.6 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

16.	Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)	Note	Nine months	Nine months
		ended	ended
		Sept. 30, 2022	Sept. 30, 2021
Balance, beginning of period		92,152,893	93,397,985
Repurchase and cancellation of own shares		(5,466,855)	(1,157,862)
Stock options exercised	18	492,782	806,770
Balance, end of period		87,178,820	93,046,893

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

The following table summarizes the share capital issued and fully paid:

	Nine months	Nine months
	ended	ended
	Sept. 30, 2022	Sept. 30, 2021
Balance, beginning of period	1,133,181	1,120,049
Repurchase and cancellation of own shares	(59,209)	(12,628)
Cash consideration of stock options exercised	10,994	18,024
Ascribed value credited to share capital on stock options exercised, net of tax	4,565	2,957
Issuance of shares on settlement of RSUs, net of tax	1,784	44
Balance, end of period	1,091,315	1,128,446

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2021 and ending on November 1, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. During the third quarter of 2022, the Toronto Stock exchange approved an amendment to the Company’s NCIB entitling the Company to repurchase for cancellation up to 8,798,283 common shares until expiry of the NCIB on November 1, 2022. As at September 30, 2022, and since the inception of this NCIB, the Company has repurchased and cancelled 6,466,855 shares.

During the nine months ended September 30, 2022, the Company repurchased 5,466,855 common shares at a weighted average price of $88.62 per share for a total purchase price of $484.5 million relating to the NCIB. During the nine months ended September 30, 2021, the Company repurchased 1,157,862 common shares at a weighted average price of $78.84 per share for a total purchase price of $91.3 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $425.3 million (2021 – $78.7 million) was charged to retained earnings as share repurchase premium.

17.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021*	Sept. 30, 2022	Sept. 30, 2021*
Net income attributable to owners of the Company	245,190	131,614	669,738	610,266
Issued common shares, beginning of period	89,094,521	93,018,868	92,152,893	93,397,985
Effect of stock options exercised	69,710	48,092	214,729	506,904
Effect of repurchase of own shares	(937,871)	(85,039)	(2,100,507)	(720,796)
Weighted average number of common shares	88,226,360	92,981,921	90,267,115	93,184,093

Earnings per share – basic (in dollars)	2.78	1.42	7.42	6.55

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021*	Sept. 30, 2022	Sept. 30, 2021*
Net income attributable to owners of the Company	245,190	131,614	669,738	610,266
Weighted average number of common shares	88,226,360	92,981,921	90,267,115	93,184,093
Dilutive effect:
Stock options and restricted share units	1,807,350	2,242,298	1,879,562	2,245,244
Weighted average number of diluted common shares	90,033,710	95,224,219	92,146,677	95,429,337

Earnings per share - diluted (in dollars)	2.72	1.38	7.27	6.40

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination (see note 5d)).

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

As at September 30, 2022, no stock options were excluded from the calculation of diluted earnings per share (September 30, 2021 – nil) as none were anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

18.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months		Three months		Nine months		Nine months
		ended		ended		ended		ended
	Sept. 30, 2022		Sept. 30, 2021		Sept. 30, 2022		Sept. 30, 2021
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	1,754	26.49	2,286	25.16	2,061	25.70	2,982	24.65
Exercised	(186)	23.13	(119)	21.40	(493)	21.89	(807)	22.73
Forfeited	(4)	40.41	-	-	(4)	40.41	(8)	23.70
Balance, end of period	1,564	26.86	2,167	25.37	1,564	26.86	2,167	25.37
Options exercisable, end of period					1,535	26.60	1,811	23.97

The following table summarizes information about stock options outstanding and exercisable at September 30, 2022:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
18.83	296	0.8	296
26.82	193	1.4	193
23.70	366	2.4	366
30.71	626	3.4	626
40.41	83	4.8	54
	1,564	2.5	1,535

Of the options outstanding at September 30, 2022, a total of 1,286,875 (December 31, 2021 - 1,669,767) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2022 was $106.16 (September 30, 2021 – $83.92).

For the three and nine months ended September 30, 2022, the Group recognized a compensation expense of $0.1 million and $0.3 million, respectively (September 30, 2021 - $0.2 million and $0.8 million) with a corresponding increase to contributed surplus.

No stock options were granted during the three and nine months ended September 30, 2022 or September 30, 2021 under the Company’s stock option plan.

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

Deferred share unit plan for board members (cash-settled)

The Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Balance, beginning of period	308,277	376,653	306,554	373,926
Paid	-	(71,709)	-	(71,709)
Dividends paid in units	973	930	2,697	3,657
Balance, end of period	309,251	305,874	309,251	305,874

In personnel expenses, the Group recognized a mark-to-market loss on DSUs of $5.3 million and gain of $3.9 million for the three and nine months ended September 30, 2022 (September 30, 2021 – loss of $5.5 million and $19.8 million).

Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts are paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation is awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. For the three and nine months ended September 30, 2022, the Group recognized, as a result of the director compensation plan, a compensation expense of $0.3 million and $0.9 million respectively (September 30, 2021 – $0.2 million and $0.8 million respectively).

As at September 30, 2022, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $28.0 million (December 31, 2021 - $34.4 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 7, 2022, the Company granted a total of 63,404 RSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $98.27 per unit.

On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan of which 10,815 were granted to key management personnel, at that date. These RSUs were granted to the directors under the new director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit.

On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.

On April 27, 2021, the Company granted a total of 12,924 RSUs under the Company’s equity incentive plan of which 12,924 were granted to key management personnel, at that date. These RSUs were granted to the directors under the new director compensation plan. The

│24

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $77.32 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months		Nine months		Nine months
		ended		ended		ended		ended
	Sept. 30, 2022		Sept. 30, 2021		Sept. 30, 2022		Sept. 30, 2021
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	299	57.98	392	40.87	272	54.27	299	31.54
Granted	-	-	-	-	74	96.04	91	71.55
Reinvested	1	57.27	1	40.83	3	60.68	4	37.90
Settled	-	-	-	-	(46)	96.96	-	-
Settled on sale of business	(15)	44.19	-	-	(15)	44.19	-	-
Forfeited	(9)	71.85	(2)	63.48	(12)	70.24	(3)	53.12
Balance, end of period	276	58.28	391	40.75	276	58.28	391	40.75

The following table summarizes information about RSUs outstanding and exercisable as at September 30, 2022:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
32.41	134	0.4
83.28	11	0.6
70.59	72	1.4
98.27	59	2.4
	276	1.1

On August 31, 2022, due to the sale of CFI’s truckload, Temp Control and Mexican non-asset logistics businesses, a total of 22,876 RSUs were cancelled (14,630 RSUs settled and 8,246 RSUs forfeited), and the employees were compensated based on the plan terms, which require unvested awards to be forfeited and vested awards to be paid out in cash equal to the fair value of the shares. The weighted average share price at the date of settlement of RSUs was $104.28 (2021 – nil). The Group expensed the total initial grant date fair value of the settled RSUs and the excess of the price paid over the carrying value of shares, in the amount of $0.8 million (2021 – nil), was accounted for as repurchase of an equity interest and charged to retained earnings.

The weighted average share price at the date of settlement of the other RSUs vested in the nine months ended September 30, 2022 was $81.89 (2021– nil).  The excess of the purchase price paid over the carrying value of shares repurchased for settlement of the award, in the amount of $1.0 million (2021 – nil), was charged to retained earnings as share repurchase premium.

For the three and nine months ended September 30, 2022, the Group recognized, as a result of RSUs, a compensation expense of $1.4 million and $5.7 million, respectively (September 30, 2021 - $1.5 million and $4.3 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2022, a total of 180,908 (December 31, 2021 – 171,222) are held by key management personnel.

Performance share units

On February 7, 2022, the Company granted a total of 63,404 PSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected

│25

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $100.43 per unit as at grant date and $100.43 per unit as at September 30, 2022.

On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit as at grant date and $105.53 per unit as at September 30, 2022.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months		Three months		Nine months		Nine months
		ended		ended		ended		ended
	Sept. 30, 2022		Sept. 30, 2021		Sept. 30, 2022		Sept. 30, 2021
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	288	62.67	226	52.25	226	52.25	147	32.41
Granted	-	-	-	-	63	100.43	78	89.64
Reinvested	-	-	1	52.25	2	62.88	3	45.64
Added due to performance
conditions	19	50.89	-	-	19	50.89	-	-
Settled on sale of business	(28)	46.85	-	-	(28)	46.85	-	-
Forfeited	(14)	75.24	(1)	50.89	(17)	74.44	(2)	41.65
Balance, end of period	265	62.84	226	52.25	265	62.84	226	52.25

The following table summarizes information about PSUs outstanding and exercisable as at September 30, 2022:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	134	0.4
89.64	72	1.4
100.43	59	2.4
	265	1.1

On August 31, 2022, due to the sale of CFI’s truckload, Temp Control and Mexican non-asset logistics businesses, a total of 41,380 PSUs, including 18,504 PSUs added for performance conditions met as per PSU plan terms, were cancelled (28,442 PSUs settled and 12,938 PSUs forfeited), and the employees were compensated based on the plan terms, which require unvested awards to be forfeited and vested awards to be paid out in cash equal to the fair value of the shares. The weighted average share price at the date of settlement of PSUs was $104.28 (2021 – nil). The Group expensed the total fair value of the settled PSUs and the excess of the price paid over the carrying value of shares, in the amount of $0.8 million (2021 – nil), was accounted for as repurchase of an equity interest and charged to retained earnings.

For the three and nine months ended September 30, 2022, the Group recognized, as a result of PSUs, a compensation expense of $2.2 million and $5.4 million, respectively (September 30, 2021 – $1.0 million and $3.0 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at September 30, 2022, a total of 170,059 (December 31, 2021 - 138,141) are held by key management personnel.

│26

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

19.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Independent contractors	854,442	816,249	2,623,396	2,074,053
Vehicle operation expenses	304,061	261,983	934,639	632,624
	1,158,503	1,078,232	3,558,035	2,706,677

20.	Personnel expenses

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

During the three and nine months ended September 30, 2021, certain legal entities within the Company had qualified for the CEWS resulting in a $0.2 million and $11.7 million subsidy, respectively (2022 - nil) that was recorded and offset against personnel expenses, presented in short-term employee benefits, in the condensed consolidated interim statement of income.

21.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Interest expense on long-term debt and amortization of
deferred financing fees	14,144	12,080	40,421	33,560
Interest expense on lease liabilities	3,228	3,602	9,851	10,118
Interest income	(592)	(31)	(675)	(614)
Net change in fair value and accretion expense
of contingent considerations	97	198	126	361
Net foreign exchange (gain) loss	918	201	1,120	(532)
Net impact of early repayment of contingent consideration	-	-	-	(1,469)
Other financial expenses	3,913	4,480	12,591	10,153
Net finance costs	21,708	20,530	63,434	51,577
Presented as:
Finance income	(592)	(31)	(675)	(2,615)
Finance costs	22,300	20,561	64,109	54,192

22.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Current tax expense
Current period	67,394	46,357	227,127	124,450
Adjustment for prior periods	(2,517)	(617)	(2,643)	(3,938)
	64,877	45,740	224,484	120,512
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(13,098)	(7,027)	(30,388)	(22,160)
Variation in tax rate	(2,229)	344	(1,767)	396
Adjustment for prior periods	1,994	383	3,677	3,659
	(13,333)	(6,300)	(28,478)	(18,105)
Income tax expense	51,544	39,440	196,006	102,407

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2022		Sept. 30, 2021		Sept. 30, 2022		Sept. 30, 2021
Income before income tax		296,734		171,054		865,744		712,673
Income tax using the Company’s statutory tax rate	26.5%	78,634	26.5%	45,329	26.5%	229,422	26.5%	188,858

Increase (decrease) resulting from:
Rate differential between jurisdictions	-0.7%	(2,001)	0.0%	21	-0.3%	(2,772)	-0.8%	(5,946)
Variation in tax rate	-0.8%	(2,229)	0.2%	344	-0.2%	(1,767)	0.1%	396
Non deductible expenses	0.4%	1,103	0.7%	1,138	0.3%	2,781	0.7%	4,732
Tax deductions and tax exempt income*	-8.0%	(23,681)	-4.3%	(7,387)	-3.9%	(33,399)	-12.1%	(86,185)
Adjustment for prior periods	-0.2%	(523)	-0.1%	(234)	0.1%	1,034	0.0%	(279)
Multi-jurisdiction tax	0.1%	241	0.1%	229	0.1%	707	0.1%	831
	17.4%	51,544	23.1%	39,440	22.6%	196,006	14.4%	102,407

* Tax deductions and tax exempt income for 2022 is mainly due to the gain on sale of business recorded on the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses resulting in no taxes and 2021 is mainly due to the tax exempt bargain purchase gain recorded on the acquisition of UPS Freight.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 – (UNAUDITED)

23.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at September 30, 2022, the Group had $68.3 million of outstanding letters of credit (December 31, 2021 - $47.4 million).

c)	Other commitments

As at September 30, 2022, the Group had $206.9 million of purchase commitments (December 31, 2021 – $75.1 million) and $13.1 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2021 – $13.2 million).

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